Exhibit 5.0

MERGER OF TELECOM ITALIA MEDIA INTO TELECOM ITALIA

NOTICE TO SHAREHOLDERS OF TELECOM ITALIA MEDIA

Telecom Italia S.p.A. ("Telecom Italia" or the "Surviving Company") and Telecom Italia Media S.p.A. ("Telecom Italia Media" or the "Merged Company") announce that have been executed the registrations of the deed of merger in the Company Register of Milan and Rome, signed on September 25, 2015.

The effects of the transaction are expected to start - once the registrations at the relevant business registers have been completed - from the end (23:59 hrs) of the day of 30 September 2015, which will represent the last day Telecom Italia Media shares will be listed on the Electronic Share Market organized and managed by Borsa Italiana S.p.A.; consequently, from 1st October the Telecom Italia Media shares will be removed from the listing.

Telecom Italia Media withdrawal

Due to the effectiveness of the merger, the opportunity to exercise withdrawal rights pertaining to the ordinary shareholders of Telecom Italia Media who did not vote in favour of the merger and savings shareholders of Telecom Italia Media, within the terms indicated at the time, will also become effective.

The company will therefore proceed to settle the 7,553,485 ordinary shares and 1,902,484 savings shares of Telecom Italia Media for which the right of withdrawal has been validly exercised, which have all been purchased by the non-withdrawing shareholders of Telecom Italia Media following an offer of option and pre-emption, at the unit price of 1.055 euros per ordinary share and 0.6032 euros per savings share.

Payment of the consideration for the aforementioned shares will be made by the Telecom Italia Media shareholders who exercised their right of option/pre-emption on 1st October 2015 through the intermediaries at which forms accepting the offer in option and pre-emption were deposited which have already been informed of the results of the assignment. The shares purchased will be credited to those entitled, through the same intermediaries, on 1st October 2015. On the same date, the settlement value due to the withdrawing Telecom Italia Media shareholders will be credited, through Monte Titoli and the respective depositary intermediaries.

Exchange of Telecom Italia Media shares for Telecom Italia shares

By effect of the merger, the Telecom Italia Media shares not held by Telecom Italia will be exchanged with newly issued shares of the incorporating company, without a par value, at the following ratios:

-	0.66 ordinary shares of the incorporating company (ISIN IT0003497168, coupon no. 11) for each 1 ordinary share in the company being incorporated;

-	0.47 savings shares of the incorporating company (ISIN IT0003497176, coupon no. 13) for each 1 savings share in the company being Incorporated.

The Telecom Italia shares assigned in the exchange will be issued in a dematerialisation regime pursuant to current law and will have rights and dividend entitlement date identical to those of the Telecom Italia shares of the same category in circulation at the date of efficacy of the merger. No cash balance payments are envisaged. The shareholders will not incur any expense for the exchanges.

In particular, the shareholders of the company being incorporated will, through the intermediaries participating in the Monte Titoli centralized management system, be attributed a whole number of ordinary or savings shares of the incorporating company. To facilitate the operation, a specific service to process the fractions arising from the application of the exchange ratio, based on the official price of the Telecom Italia shares on 30 September 2015, will be available to Telecom Italia Media shareholders through the authorized intermediaries. This way, each depositary intermediary can round up or down the number of shares of the incorporating company due to the single shareholders of the incorporated company. No expense will be payable by the shareholders for the accessory costs inherent to the corresponding sales transactions.

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